Exhibit 2.7

EXHIBIT F

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is entered into as of             , 2002 (the “Effective Date”), by and between Epicor Software Corporation, a Delaware corporation (“Buyer), and Clarus Corporation, a Delaware corporation (“Seller”).

RECITALS

A.    Buyer and Seller entered into an Asset Purchase Agreement dated October             , 2002 (the “Purchase Agreement”; all capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Purchase Agreement), whereby Buyer has agreed to buy and Seller has agreed to sell certain assets currently located at 3970 Johns Creek Court, Suwanee, Georgia 30024 (the “Premises”).

B.    As a condition precedent to the closing of the transactions contemplated by the Purchase Agreement, Buyer and Seller shall enter into this Agreement on the Closing Date to provide for the Business to continue to be operated using the Premises, including certain furniture, equipment, inventory, and other tangible and intangible assets used in the Business, not all of which may be purchased by Buyer pursuant to the Purchase Agreement (collectively, the “Transition Assets”), and the provision of certain services to Buyer during a transition period. Except as specifically defined herein, the defined terms shall have the same meaning as set forth in the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, the parties hereto agree as follows:

1.    Provision of Services.

1.1    Premises.    Beginning on the Closing Date and continuing through March 31, 2003 unless sooner terminated pursuant to Section 7 hereof (the “Term”) Seller shall permit Purchaser to continue the Business at the Premises in the space currently occupied by the Business using the Transition Assets and in furtherance thereof shall provide Purchaser with access to the Premises at such times and in such manner consistent with the operation of the Business prior to the date hereof. During the Term, Buyer shall reimburse Seller, at cost, for the operating costs associated with Buyer’s occupancy of the Premises to the extent due and paid by Seller, including but not limited to, electricity, telephone service, internet access, water (if not part of the rent), security, janitorial and any other services previously provided to the Premises for the operation of the Business, but not the rent, property taxes, or common area maintenance charges which are due under that certain Lease dated July 24, 1998 between Seller, as lessee, and Technology Park/Atlanta, Inc., as lessor (the “Master Lease”), prior to the Effective Date unless Buyer requests that such services be terminated. During the Term, Buyer shall reimburse Seller for a to be agreed upon allocation of the internal office, janitorial and information technology support services made available to Buyer. Seller shall pay such operating costs on behalf of Buyer and shall be reimbursed according to Section 6 below. Without limiting the foregoing:

(a)    Seller shall make available to Buyer access to local and long distance telephone service, and Buyer shall reimburse Seller for the cost of such service, based on Seller’s current cost-tracking system, which tracks the telephone calls made from each extension, and shall maintain at least one T-1 line available for use by Buyer’s personnel; and

(b) Seller shall maintain at the Premises and reasonably accessible to Buyer’s personnel one or more high-volume photocopy machines and at least two facsimile machines and permit Buyer’s personnel access to and use of such equipment, at costs no greater than such equipment is charged to Buyer’s business units or divisions.

1.2    Right and Access to Certain Intellectual Property.    Beginning on the Closing Date and continuing through the Term, Seller shall provide Buyer with access to and a copy of the information contained in Seller’s licensed customer database software. In addition, at no additional cost to Buyer, Seller agrees to provide the personnel (if available at the time) necessary to assist Buyer in migrating the data contained on Seller’s customer database to Buyer’s internal customer database system. In addition, Seller hereby agrees to provide Buyer with access to and with the right to use all of Seller’s licensed Intellectual Property which forms a part of the Excluded Assets (other than Seller’s customer database software referred to above) (the “Licensed IP”) that relates to or is necessary for Buyer to operate the Business at the Premises.

1.3    URLs.    The parties will use good faith efforts to agree on a process for redirecting prospects or customers of the Business from URLs retained by Seller as Excluded Assets to Buyer’s designated web site.

2.    Representations, Warranties and Covenants of Seller.

2.1    Seller shall maintain in full force and effect during the Term all insurance required by the Master Lease.

2.2    Seller represents and warrants to Buyer that (i) Seller has, and after the Closing Buyer shall have, the right to occupy the Premises and conduct the Business thereon pursuant to the Master Lease, which is in full force and effect as of the date hereof; (ii) the Master Lease has a remaining term which expires after the Term; (iii) Seller is not in breach or in default of, and the execution and delivery of this Agreement and the transactions contemplated hereby will not cause a breach or default under, the Master Lease or any other agreement or instrument affecting the Premises or Transition Assets; and (iv) Seller has the authority to enter into this Agreement and perform its obligations hereunder.

2.3    To Seller’s knowledge, the Licensed IP does not infringe on or misappropriate any Person’s Intellectual Property nor has the Seller received written notice from any Person claiming that such Licensed IP infringes or misappropriates the Intellectual Property rights of any Person. To Seller’s knowledge, there is no basis for any claim contesting the validity, ownership or right of Seller to use the Licensed IP. The parties acknowledge that following the Closing Date, Seller will not continue to provide maintenance for the Licensed IP or for Seller’s customer database software.

3.    Representations, Warranties and Covenants of Buyer.

3.1    Buyer shall maintain the Premises in good repair and condition, ordinary wear and tear excepted.

3.2    Buyer shall comply in all material respects with all applicable laws related to the occupation of the Premises.

3.3    Buyer shall not interfere with the business of the Seller that it continues to operate on the Premises.

4.    Buyer Indemnification.    Buyer shall indemnify and holder Seller harmless from and against all actions, expenses, claims, costs and liabilities incurred by Seller, including with respect to any personal injury or death occurring in or about the Premises, to the extent directly or indirectly attributable to Buyer’s negligence, use or occupation of the Premises or any part thereof. This Section 4 shall survive the expiration or early termination of this Agreement. The amount payable by Buyer with respect to such indemnification shall be reduced by the amount of any insurance proceeds received by Seller with respect thereto, and Seller hereby agrees to use reasonable efforts to collect any and all insurance proceeds to which Seller may be entitled with respect thereto or to permit Buyer to do so if permitted under the applicable insurance policy. None of the foregoing shall impair any obligation of Buyer or Seller under this Agreement, which shall continue in full force and effect.

5.    Seller Indemnification.    Seller shall indemnify and hold Buyer harmless from and against all actions, expenses, claims, costs and liabilities incurred in the event that Seller cannot provide to Buyer the rights to the Licensed IP or access to the customer information as provided in Section 1.2 herein. This Section 5 shall survive the expiration or early termination of this Agreement.

6.    Payment Terms.    On the Closing Date, Buyer shall pay to Seller an amount equal to the estimated monthly costs and expenses referred to in Section 1.1 hereof, which estimated amount shall be mutually agreed to by Buyer and Seller (the “Advance Payment”). On or after the first day of each month following the Closing Date, Seller shall invoice Buyer for a reasonable estimated amount of the payables and costs due for such month, which monthly estimated amount shall be paid by Buyer to Seller within 15 days following receipt by Buyer of such invoice. Within 15 days after the end of the Term, Seller shall provide Buyer with a report of the actual payables and costs owed by Buyer during the Term. If the actual amount owed by Buyer under this

Agreement is greater than the aggregate amount previously paid by Buyer under this Agreement, Buyer shall promptly reimburse Seller for such excess. If the aggregate amount previously paid by Buyer under this Agreement is greater than the actual amount owed by Buyer under this Agreement, Seller shall promptly reimburse Buyer for such excess. Such report shall include a list of all payables and costs due and paid by Seller.

7.    Term and Termination.

7.1    Term.    The term of this Agreement shall commence on the Effective Date and shall continue in effect through the end of the Term.

7.2    Termination.    This Agreement may be terminated at any time as follows:

(a)    Default by Buyer.    By Seller if Buyer shall fail to keep, observe or perform any material covenant, term or provision of this Agreement to be kept, observed or performed by Buyer, and such default shall continue for a period of ten (10) days after written notice thereof by Seller to Buyer.

(b)    Default by Seller.    By Buyer if Seller shall fail to keep, observe or perform any material covenant, term or provision of this Agreement to be kept, observed or performed by Seller, and such default shall continue for a period of ten (10) days after written notice thereof by Buyer to Seller.

(c)    Notice From Buyer.    By Buyer upon five (5) days prior written notice to Seller.

(d)    Notice From Seller.    By Seller upon ninety (90) days prior written notice (which notice may be made by Seller prior to the Closing Date) to Buyer if Seller enters into an agreement to sell or otherwise dispose of or enters into an agreement that provides for the release of Seller from its leasehold interest under the Master Lease.

7.3    Effects of Expiration or Termination.

(a)    Upon expiration or termination of this Agreement, neither party shall be released or discharged from any obligation, debt or liability which it previously incurred and which remains to be performed as of the date of expiration or termination.

(b)    At the end of the Term, Buyer shall vacate the Premises and shall return to Seller at the Premises all Transition Assets.

8.    Miscellaneous.

8.1    Notices.    All notices or other communications which are required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally, (b) sent by registered or certified mail, postage prepaid, (c) sent by overnight courier with a nationally recognized courier or (d) sent via facsimile confirmed in writing in any of the foregoing manners, as follows:

If to Seller:	Clarus Corporation 3970 Johns Creek Court Suwanee, Georgia 30024 Attention: Chief Executive Officer Facsimile: 770-291-8584
with a copy to:	Womble Carlyle Sandridge & Rice, PLLC 1201 West Peachtree Street, Suite 3500 Atlanta, Georgia 30309 Attention: Sharon L. McBrayer Facsimile: 404-870-4825
If to Buyer:	Epicor Software Corporation 195 Technology Drive Irvine, CA 92618 Attention: General Counsel Facsimile: 949-585-4447
with a copy to:	Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626-1924 Attention: Peter J. Tennyson Facsimile: 714 979-1921

If sent by mail, notice shall be considered delivered five (5) Business Days after the date of mailing, and if sent by any other means set forth above, notice shall be considered delivered upon receipt thereof. Any party may by notice to the other parties change the address to which notice or other communications to it are to be delivered or mailed.

8.2    Assignment.    This Agreement and the rights and obligations created hereunder may not be assigned, transferred, pledged or hypothecated in any manner by any party hereto, whether voluntarily or by operation of law, without the prior written consent of the other parties. Notwithstanding the foregoing, Buyer may, without Seller’s consent, assign such rights and licenses to any purchaser of all or substantially all of Buyer’s assets or to any successor by way of merger, consolidation or otherwise. Any attempted assignment, transfer, pledge, hypothecation or other disposition of this Agreement in a manner contrary hereto, shall be null and void.

8.3    Entire Agreement.    This Agreement, and the contemplated Purchase Agreement contain the entire agreement between the parties hereto relating to the subject matter hereof, and all prior or contemporaneous agreements, understandings, representations and statements, oral or written, are hereby superseded.

8.4    Amendment.    No amendment, modification, waiver, discharge or change of this Agreement shall be valid unless the same is in writing and signed by all of the parties hereto.

8.5    Governing Law.    This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia (other than the choice of law principles thereof). Any dispute arising under this Agreement shall be resolved in the courts of the State of New York.

8.6    Number and Gender.    The use herein of the neuter, masculine or feminine gender and the singular or plural number shall be deemed to include the other whenever the context so requires.

8.7    Captions.    The captions in this Agreement are inserted for convenience of reference only and do not define, describe or limit the scope or the intent of this Agreement or any of the terms hereof.

8.8    Successors and Assigns.    Subject to the restrictions on assignment and transfer set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective executors, administrators, representatives, successors and permitted assigns.

8.9    Further Assurances.    Without further consideration, each of the parties hereto agrees to execute, acknowledge and deliver such other documents and take such further actions as may be necessary or advisable to carry out the purposes of this Agreement.

8.10  Attorneys’ Fees.    In the event of any dispute between the parties hereto in connection with this Agreement, the prevailing party shall be entitled to recover from the losing party all of its costs and expenses including, without limitation, court costs and reasonable attorneys’ fees and expenses.

8.11  Counterparts.    This Agreement may be executed in one or more counterparts and each such counterpart shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

(Signature page follows)

(Signature page to Transition Services Agreement)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EPICOR SOFTWARE CORPORATION

By:
Its:

CLARUS CORPORATION

By:
Its: